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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
STMicroelectronics N.V.
(Exact name of the registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation or organization)	1-13546 (Commission File Number)	26-0047957 (IRS Employer Identification No.)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 Schiphol
The NetherlandsN/A
(Address of principal executive offices)(Zip code)
Steven Rose+41 22 929 29 29
(Name and telephone number, including area code, of
the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
√Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from
January 1 to December 31, 2025.
Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .
Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit
The Company has filed as an exhibit to this Form SD a Conflict Minerals Report. This Form SD and Conflict Minerals Report
are available on our website at the following address: http://investors.st.com.
Section 3 –Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V. (Registrant)
By:	/s/ Jean-Marc Chery
Name: Jean-Marc Chery
Title: President and Chief Executive Officer, Chairman of the Managing Board
Date: 12 May 2026